August 5, 2025

Qing Sun
Chief Executive Officer
AA Mission Acquisition Corp. II
21 Waterway Avenue, STE 300 #9733
The Woodlands, TX 77380

       Re: AA Mission Acquisition Corp. II
           Draft Registration Statement on Form S-1
           Submitted July 09, 2025
           CIK No. 0002075336
Dear Qing Sun:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 09, 2025
Cover Page

1. Where you first discuss the voting rights of the Class B ordinary shares, please revise to clearly state that only holders of Class B ordinary shares will have the right to vote on the appointment or removal of directors prior to or in connection with the completion of your initial business combination, as you disclose elsewhere. Please also revise under the caption "Voting" on page 34 to clearly state the different voting rights of the Class B and Class A ordinary shares, including the appointment or removal of directors and the continuation of the company in a jurisdiction outside of the Cayman Islands.
 August 5, 2025
Page 2
Summary
Our Sponsor, page 6

2. We note your disclosure on page 12 and elsewhere that members of your management team (including your independent directors) may directly or indirectly own founder shares and/or private placement units following this offering. Please revise to disclose the persons who have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.
Permission, Licenses or Approvals Required from the PRC Authorities for this Offering and a
Business Combination, page 19

3. We note your disclosure that you believe you are not required to obtain permissions or approvals from any PRC government authorities. Please expand to disclose each permission or approval that your officers and directors are required to obtain from
       Chinese authorities to search for a target company, as you discuss on pages 102 and
       108. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
       Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors
(i) do not
       receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Summary of Risk Factors, page 54

4. Where you describe the significant regulatory, liquidity, and enforcement risks that the majority of your directors and officers being based in or having significant ties to
       China poses to investors, please revise to provide cross-references to the more detailed discussion of these risks in the prospectus.
Risk Factors, page 57

5. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to
       explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
6. Please expand your disclosure where appropriate to address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
 August 5, 2025
Page 3
Dilution, page 123

7. We refer to the tabular presentation of dilution at quartile intervals on the cover page and on pages 123-127. Such tabular presentation assumes the maximum redemption threshold is the entire amounts of shares to be sold to public shareholders as part of this offering. This appears to contradict your disclosure throughout the document that redemptions cannot cause your net tangible assets to fall below $5,000,001. Please tell us how you considered this redemption restriction in your determination of the maximum redemption threshold in the dilution table. Please refer to Item 1602 of
       Regulation S-K.
8. Please tell us how you have accounted for the 375,000 Class B shares subject to forfeiture if the underwriters' overallotment is not exercised in the denominator calculation on pages 125 and 127.
Proposed Business
Our Sponsor , page 142

9. Please describe the general character of the sponsor's business, as required by Item
       1603(a)(2) of Regulation S-K.
Management
Conflicts of Interest, page 173

10. As applicable, please revise your conflicts of interest discussion here and elsewhere, including in the Summary and Proposed Business sections, to ensure you have addressed any actual or potential material conflict of interest, as required by Items
       1602(b)(7) and 1603(b) of Regulation S-K. For example, we note your statements here that you do not believe that (i) the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination and (ii) any potential conflict from your management and sponsor's other business or investment ventures would materially affect your ability to complete your initial business combination. However, we also note that all of your officers and directors are also officers and directors of AA Mission Acquisition Corp., which you state is currently searching for a target business and also appears to be focusing on the food and beverage industry.
Note 8. Segment Information, page F-17

11.    We note that the key measures of segment profit or loss reviewed by the
Company   s
       CODM are general and administrative expenses. Please tell us how you determined that general and administrative expenses reflect a measure of profit or loss, and whether or not your CODM considers net loss when evaluating your single operating segment.
 August 5, 2025
Page 4

       Please contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
Please contact Pearlyne Paulemon at 202-551-8714 or Benjamin Holt at 202-551-6614 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Michael J. Blankenship